EXHIBIT 99.4

Oglethorpe Power Corporation

(An Electric Membership Corporation)
Offer to Exchange up to
$350,000,000
6.10% First Mortgage Bonds, Series 2009 A due 2019
Which Have Been Registered Under the Securities Act of 1933 for
All Outstanding Unregistered
6.10% First Mortgage Bonds, Series 2009 A due 2019

To Our Clients:

        We are enclosing herewith (i) a Prospectus dated                        , 2009 of Oglethorpe Power Corporation (An Electric Membership Corporation), a Georgia electric membership corporation (the "Company"), (ii) a Letter of Transmittal (which together with the Prospectus constitutes the "Exchange Offer") relating to the offer by the Company to exchange up to $350,000,000 aggregate principal amount of its 6.10% First Mortgage Bonds, Series 2009 A due 2019 (the "Exchange Bonds"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for up to $350,000,000 aggregate principal amount of its outstanding unregistered 6.10% First Mortgage Bonds, Series 2009 A due 2019 (the "Original Bonds"), upon the terms and subject to the conditions set forth in the Exchange Offer and (iii) an Instruction to Registered Holder and/or Depository Trust Company Participant from Beneficial Owner (the "Instruction Letter").

        PLEASE NOTE THAT THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON                        , 2009 UNLESS EXTENDED. THE EXCHANGE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF ORIGINAL BONDS BEING TENDERED.

        We are the holder of record of the Original Bonds for your account. A tender of such Original Bonds can be made only by us as the record holder pursuant to your instructions. If you have any questions regarding the terms of the Exchange Offer, please direct your questions to U.S. Bank National Association, the exchange agent for the Exchange Offer. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Original Bonds held by us for your account.

        We request instructions as to whether you wish to tender any or all of the Original Bonds held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may make on your behalf the representations and warranties contained in the Letter of Transmittal. In this regard, please complete the enclosed Instruction Letter and return it to us as soon as practicable.

        Pursuant to the Letter of Transmittal, each tendering holder of Original Bonds (a "Holder") will represent to the Company that (i) any Exchange Bonds acquired in exchange for Original Bonds tendered hereby will have been acquired in the ordinary course of business of the person receiving such Exchange Bonds, whether or not such person is the Holder, (ii) neither the Holder of such Original Bonds nor any such other person is engaged in or intends to engage in, nor has an arrangement or understanding with any person to participate in, the distribution of such Exchange Bonds, and (iii) neither the Holder of such Original Bonds nor any such other person is an "affiliate," as such term is defined in Rule 405 under the Securities Act, of the Company. If the Holder is a broker-dealer that will receive the Exchange Bonds for its own account in exchange for the Original Bonds, it represents that (a) the Original Bonds to be exchanged for the Exchange Bonds were acquired by it as a result of market-making activities or other trading activities and (b) that it did not purchase its Original Bonds from the Company or any of its affiliates and acknowledges that it will deliver a prospectus in connection with any resale or transfer of such Exchange Bonds; however, by so acknowledging and by delivering a Prospectus, the Holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Very truly yours,